Exhibit 5

March 30, 1994

Board of Directors
USX Corporation
600 Grant Street
Pittsburgh, Pennsylvania 15219-4776

Attention:  Mr. C. A. Corry
            Chairman, Board of Directors

Gentlemen:

I am General Counsel of USX Corporation, a Delaware corporation ("USX"). I have served as counsel to USX in connection with the proposed issuance of up to 200,000 shares of USX's USX-Delhi Group Common Stock, par value $1.00 per share (the "Shares"), in connection with USX Corporation Savings Fund Plan for Salaried Employees and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 ("Registration Statement").

As General Counsel of USX, I am familiar with USX's Restated Certificate of Incorporation and By-Laws. I am also familiar with the resolution adopted by USX's Board of Directors on March 29, 1994 authorizing the issuance of the Shares. I have examined the Registration Statement and have examined or caused to be examined such other documents, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to giving the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the Shares are sold they will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an Exhibit to the Registration Statement.

Very truly yours,

/s/ Dan D. Sandman

Dan D. Sandman